May 8, 2014

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Agile Therapeutics, Inc.

Registration Statement on Form S-1

Correspondence Dated April 29, 2014

File No. 333-194621

Dear Mr. Riedler:

On behalf of our client, Agile Therapeutics, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated May 6, 2014 (the “May 6 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the correspondence dated April 29, 2014 sent by the Company to the Staff and to the Company’s Registration Statement on Form S-1, File No. 333-194621 (the “Registration Statement”) filed with the Commission on March 17, 2014, which was amended on April 17, 2014 and subsequently further amended on May 5, 2014 (the “Amended Filing”).  The Company will file Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which will include revisions made to the Registration Statement in response to the May 6 Comment Letter and certain additional information.  An electronic version of Amendment No. 3 will be filed with the Commission through its EDGAR system and a copy of Amendment No. 3 marked to reflect changes made to the Registration Statement will be delivered to you concurrently with such filing.

The numbered paragraph and heading below correspond to the heading set forth in the May 6 Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.  The page number in the bold caption refers to the specified page in the Amended Filing, while the page number in the Company’s response refers to the page number in Amendment No. 3.

Capitalization, Page 71

1.             Please expand your pro forma disclosures throughout the filing to explain why assuming that the convertible preferred stock will be converted into common stock is factually supportable. Your disclosure on F-24 indicates that automatic conversion occurs only if the price per share in an underwritten public offering exceeds $30.00. Refer to rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company proposes to add the following disclosure to page F-46 of Amendment No. 3 under the heading “Subsequent Events”:

“On May 7, 2014, the Company filed an amendment to its amended and restated certificate of incorporation which, among other things, revised the automatic conversion provision relating to the Series C Preferred Stock, Series B Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.  Following such amendment, the Series C, the Series B, the Series A-1 and A-2 Preferred Stock now automatically convert into shares of common stock at the then effective conversion price upon: (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, covering the offer and sale of common stock from which the Company receives gross proceeds of at least $45,000,000 or (ii) the affirmative vote of the holders of at least a majority of the voting power the Series C Preferred Stock, the Series B Preferred Stock and the Series A-1 Preferred Stock, respectively, after first giving effect, if in conjunction with a public offering which does not meet the standards set forth in clause (i) above, to any adjustment of the conversion price for each series of preferred stock to which it would otherwise be entitled by virtue of such public offering.”

Based upon this revision to the automatic conversion provision relating to the Company’s convertible preferred stock, the Company assumes that the convertible preferred stock will be automatically converted into common stock upon the closing of the offering as contemplated in the Registration Statement.

* * * * * * *

The Company believes that the above response will be acceptable to the Staff.  Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely,

/s/ Emilio Ragosa

cc:                                Alfred Altomari, Agile Therapeutics, Inc.

Steven M. Cohen, Morgan, Lewis & Bockius LLP

Peter N. Handrinos, Latham & Watkins LLP